As filed with the Securities and Exchange Commission on January 20, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Name of Issuer)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

26189T 104
(CUSIP Number of Class of Securities)

James Bitetto
BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286
(212) 922-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copy to:
David Stephens, Esq. Nicole M. Runyan, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036

_______________________

CALCULATION OF FILING FEE
Transaction Value	Amount of Filing Fee
$6,131,078.27(a)	$668.90(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 64,667 shares of common stock (2.5% of the shares of common stock outstanding as of December 31, 2020, rounded to the nearest whole share) based upon a price of $94.81 (the net asset value per share as of September 30, 2020).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc., a Maryland corporation (the "Fund"), to repurchase 2.5% of its issued and outstanding shares of common stock as of December 31, 2020, par value $0.001 per share (the "Shares"), in exchange for cash at a price equal to the Fund's most recent quarter-end net asset value ("NAV") per Share—i.e., the NAV per Share determined as of December 31, 2020—upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 20, 2021 (the "Offer to Purchase"), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of Schedule TO.

Item 10

Not Applicable.

Item 12

(a)(1)(i)	Offer to Purchase, dated January 20, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press release issued on January 19, 2021.[1]

(b)	None.

(c)	Not Applicable.

(d)(1)	Management Agreement.[2]

(d)(2)	Sub-Investment Advisory Agreement.[2]

(d)(3)	Custody Agreement.[3]

(d)(4)	First Amendment to Custody Agreement.[3]

(d)(5)	Second Amendment to Custody Agreement.[3]

(d)(6)	Letter Agreement adding the Fund to Custody Agreement.[3]

(d)(7)	Service Agreement for Transfer Agent Services.[3]

(d)(8)	First Amendment to Service Agreement for Transfer Agent Services.[3]

(d)(9)	Letter Agreement adding the Fund to Service Agreement for Transfer Agent Services.[3]

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.
[1]	Incorporated by reference to the Fund's Schedule TO-C, as filed with the Securities and Exchange Commission ("SEC") on January 19, 2021.
[2]	Incorporated by reference to the corresponding Exhibits to Pre-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 (File No. 333-223418; 811-23330) (the "Registration Statement") filed with the SEC on August 27, 2019.
[3]	Incorporated by reference to the corresponding Exhibits to Pre-Effective Amendment No. 3 to the Registration Statement filed with the SEC on June 13, 2019.

Item 13

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

By:	/s/ James Bitetto
Name: James Bitetto
Title: Secretary

Dated: January 20, 2021

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated January 20, 2021.

(a)(1)(ii)	Form of Letter of Transmittal.